UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                                              File No. 812-13697
In the matter of:

First Trust Exchange-Traded Fund
First Trust Exchange-Traded Fund II
First Trust Exchange-Traded AlphaDEX(R)
Fund First Trust Exchange-Traded Fund III
First Trust Advisors L.P.
and First Trust Portfolios L.P.

Amendment No. 1 to an Application to amend an Order under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.

All communications, notices and orders to:

First Trust Advisors L.P.                           Eric F. Fess
First Trust Exchange-Traded Fund                    Felice R. Foundos
First Trust Exchange-Traded Fund II                 Suzanne M. Russell
First Trust Exchange-Traded Fund III                Chapman and Cutler LLP
First Trust Exchange-Traded AlphaDEX(R) Fund          111 West Monroe
First Trust Portfolios L.P.                         Chicago, IL  60603
120 East Liberty Drive, Suite 400
Wheaton, IL  60187
Attn:  W. Scott Jardine

          Page 1 of 27 sequentially numbered pages (including exhibits)




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                            I. SUMMARY OF APPLICATION

A. REQUEST FOR AMENDED ORDER

         In this amended application (this "Application"), First Trust Exchange-Traded Fund III (the "Initial Trust"), First Trust Exchange-Traded Fund ("Trust I"), First Trust Exchange-Traded Fund II ("Trust II"), First Trust Exchange-Traded AlphaDEX(R) Fund (the "AlphaDEX Trust"), First Trust Advisors L.P. (the "Advisor"), and First Trust Portfolios L.P. (the "Distributor" and, together with the Initial Trust, Trust I, Trust II, the AlphaDEX Trust and the Advisor, the "Applicants") apply for and request an order (the "Amended Order") of the Securities and Exchange Commission (the "Commission") under Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the "1940 Act") to amend a prior order under Section 6(c) of the 1940 Act providing for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act (the "Prior Active ETF Order").(1) Capitalized terms not otherwise defined herein have the meanings ascribed thereto in Amendment No. 2 to the application of First Trust Advisors L.P. et al. (File No. 812-13477) filed with the Commission on October 16, 2008 (the "Original Application").

         The Prior Active ETF Order relates to the securities of certain actively managed investment portfolios of the Initial Trust (the "Initial Funds") which, as described in the Original Application, would be permitted to invest primarily in equity securities traded in the United States ("U.S.") markets and/or foreign equity securities(2) (collectively, "Equity Securities") and offer exchange-traded shares ("Shares") with limited redeemability. As described in the Original Application, each Initial Fund would operate as an exchange-traded fund ("ETF") utilizing active management investment strategies ("Active ETF"). The Prior Active ETF Order also applies to any future series of the Initial Trust and to other open-end management companies existing or created in the future and their existing and future series that invest primarily in Equity Securities and are advised by the Advisor or an entity controlling, controlled by, or under common control with the Advisor, operating as an Active ETF (the "Future Funds").


_____________________
(1) In the Matter of First Trust Advisors L.P., et al., Investment Company Act Release Nos. 28421 (September 29, 2008) (notice) and 28468 (October 27, 2008) (order). In addition, pursuant to relief previously obtained, the Applicants may, in general terms, operate exchange-traded funds that invest primarily in equity securities selected to correspond generally to the price and yield performance of a specified domestic or international equity securities index ("Index ETF"). In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27051 (August 26, 2005) (notice) and 27068 (September 20,
         2005) (order) (the "Original Index ETF Order"), as amended by In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release Nos. 27772 (March 30, 2007) (notice) and 27784 (April 25,
         2007) (order) (the "International Index ETF Order;" the Original Index ETF Order and the International Index ETF Order are collectively referred to as the "Prior Index ETF Orders").
(2) "Foreign equity security" refers to an equity security of an issuer that is domiciled outside of the U.S. and listed on the foreign equivalent of a Stock Exchange (as defined below) which may or may not meet the requirements for trading in the U.S. markets.


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The Prior Active ETF Order permits, among other things:

      o open-end management investment companies to issue shares that would be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (each, a "Stock Exchange") rather than at net asset value ("NAV");
      o such investment companies' Shares to be redeemable in large aggregations only;
      o certain investment companies to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; and
      o certain affiliated persons of the investment companies to buy portfolio securities from, and sell portfolio securities to, the investment companies, in connection with the "in-kind" purchase and redemption of Shares.

         As discussed above, the Prior Active ETF Order extends relief only to funds investing primarily in Equity Securities. Applicants are submitting this Application so that one or more existing(3) or future series of the Initial Trust, Trust I, Trust II, the AlphaDEX Trust and any other registered investment company advised by the Advisor or an entity controlling, controlled by, or under common control with the Advisor (the Initial Trust, Trust I, Trust II, the AlphaDEX Trust, and each such other registered investment company, collectively, the "Trusts" and each a "Trust"), which will be operated as Active ETFs may invest (i) in fixed income securities (including without limitation exchange-traded notes) traded in the U.S. or non-U.S. markets (such securities, "Fixed Income Securities" and each such series, a "Fixed Income Fund") or (ii) in a combination of Equity Securities (which may include shares of other exchange-traded funds and shares of money market mutual funds or other investment companies)(4) and Fixed Income Securities (each such series, a "Balanced Fund"). Fixed Income Funds and Balanced Funds are referred to collectively herein as "Additional Funds." Fixed Income Funds that invest all or a portion of their assets in securities traded in international markets are referred to as "International Fixed Income Funds." International Fixed Income Funds and Balanced Funds that invest all or a portion of their assets in securities traded in international markets are referred to collectively herein as "International Additional Funds." The Additional Funds may also invest in futures contracts, options on such futures contracts, swaps, forward contracts or other derivatives, currencies, commodities, U.S. money market securities and non-U.S. money market securities (the foregoing investments described in this sentence are collectively referred to as "Other Investments"), all in accordance with their investment objectives. International Additional Funds may also invest


_____________________
(3) Applicants intend that any existing series (including any existing series that, as of the date of the filing of this amendment, is operating as an Index ETF pursuant to the Prior Index ETF Orders) of the Trusts that may seek to operate as an Active ETF also would be permitted to rely on the Amended Order.
(4) Any investments by an Additional Fund in any other investment company shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order or other applicable law, rule or regulation that permits investment companies to invest in such other investment company beyond those limitations.


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in "Depositary Receipts" as defined and described in the Original Application.
The securities in which an Additional Fund will invest are the "Portfolio Securities." The Initial Funds and the Future Funds are referred to collectively as "Equity Funds" and individually as an "Equity Fund." The Additional Funds and the Equity Funds are referred to collectively as "Funds" and individually as a "Fund."

         In addition, Applicants seek to amend the terms and conditions of the Original Application such that all representations and conditions contained in the Original Application and the current Application that require a Fund to disclose particular information in the Fund's prospectus ("Prospectus") and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) (the "Summary Prospectus Rule").

         Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c) of the 1940 Act, the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 17(b) of the 1940 Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Additional Fund; and the proposed transactions are consistent with the general purposes of the 1940 Act.

         All entities that currently intend to rely on the Amended Order are named as Applicants. Any other entity that relies on the Amended Order in the future will comply with the terms and conditions of this Application.

         No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

         Except as specifically noted herein, all discussions contained in the Original Application are equally applicable to the Additional Funds, and the Additional Funds will be offered pursuant to the same terms, provisions and conditions of the Prior Active ETF Order. Each Additional Fund, except as noted herein, will operate in a manner identical to that of the Equity Funds. Except as provided herein, discussions pertaining to "International Funds" in the Original Application are equally applicable to the International Additional Funds.


B. COMPARABILITY OF RELIEF SOUGHT TO PRIOR RELIEF GRANTED BY THE COMMISSION

         Applicants assert that all of the relief requested in this Application is substantially similar to that granted by the Commission in the Prior Active ETF Order. The relief granted by the Commission in the Prior Active ETF Order is also substantially similar to the relief granted by the Commission to other Active ETFs cited in the Original Application and substantially similar to certain relief granted by the Commission subsequent to the date of the Original Application, as noted in Section IV of this Application.


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                                 II. BACKGROUND

A. THE APPLICANTS

         1. The Initial Trust, Trust I, Trust II and the AlphaDEX Trust

         The Initial Trust, Trust I, Trust II and the AlphaDEX Trust are each open-end management investment companies organized as Massachusetts business trusts. The Initial Trust, Trust I, Trust II and the AlphaDEX Trust are, and each future Trust will be, registered under the 1940 Act with the Commission as open-end management investment companies and will offer and sell their respective Shares pursuant to registration statements filed with the Commission under the 1940 Act and the Securities Act of 1933 (the "Securities Act"). The Initial Trust, Trust I, Trust II and the AlphaDEX Trust are each organized to be able to offer a number of separate investment portfolios (i.e., Funds). As of the date of the filing of this amendment, the Initial Trust has no series with publicly outstanding shares. Trust I, Trust II and the AlphaDEX Trust all currently have series with publicly outstanding shares; however, pursuant to relief previously granted by the Commission,(5) all of such series are Index ETFs as of the date of the filing of this amendment.

         The Initial Trust currently intends to offer one series which will be an Additional Fund (the "New Fund"), as described below. The Prior Active ETF Order provided for the offering by the Initial Trust of three Initial Funds described in the Original Application; however, to date, in light of market conditions since the Prior Active ETF Order was issued, no such Initial Fund has been offered and it is currently not known whether any such Initial Fund will be offered in the future.(6)

         Each of the Additional Funds intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company ("RIC") diversification requirements of the Internal Revenue Code of 1986, as amended (the "Code").

         Shares of the Additional Funds will be sold in Creation Units of at least 25,000 Shares. The Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Additional Funds or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the 1940 Act except as permitted by an exemptive order or other applicable law, rule or regulation that permits investment companies to invest in an Additional Fund beyond those limitations.(7)


_____________________
(5)      See the Prior Index ETF Orders, supra note 1.
(6) On January 29, 2010, however, the Initial Trust filed a registration statement on Form N-1A (amended on February 24, 2010 and currently pending), in respect of two initial series, each an Active ETF and an Equity Fund.
(7) Trust I, Trust II, the AlphaDEX Trust, the Advisor and the Distributor have received exemptive relief from Section 12(d)(1)(A) and (B) and
         Section 17(a) permitting, in part, certain investment companies and unit investment trusts to invest in shares of such existing Trusts beyond the limits of Section 12(d)(1)(A) and (B) of the 1940 Act. See Investment Company Act Rel. Nos. 27812 (April 30, 2007) (notice) and 27845 (May 30, 2007) (order) (the "Section 12(d)(1) Order"). The relief


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         2. The Advisor and Fund Subadvisors

         First Trust Advisors L.P. or an entity controlling, controlled by or under common control with the Advisor will be the investment adviser to the Additional Funds. The Advisor is an Illinois limited partnership, with its principal office located at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187. The Advisor is registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940 (the "Advisers Act"). The Advisor has not yet entered, but may in the future enter, into sub-advisory agreements with one or more additional investment advisers to act as "sub-advisers" with respect to particular Funds (each, a "Fund Subadvisor"). Any Fund Subadvisor will be registered under the Advisers Act.

         3. The Distributor

         First Trust Portfolios L.P., an Illinois limited partnership, will serve as the principal underwriter and distributor for each of the Additional Funds. The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") and a member in good standing of the Financial Industry Regulatory Authority ("FINRA"). The Distributor is an affiliated person of the Advisor within the meaning of Section 2(a)(3)(C) of the 1940 Act.

         4. Other Service Providers

         Each Trust expects to appoint an entity or entities that are not affiliated persons of the respective Trust to provide administrative, custodial, transfer agency, fund accounting, dividend disbursing and securities lending (if applicable) functions for the Additional Funds. The identity of such service providers will be disclosed in the Prospectus and/or statement of additional information ("SAI") for each Additional Fund. Each Trust and any securities lending agent will comply with the Commission staff's guidelines regarding the lending of portfolio securities of an open-end investment company. The entity providing custodial services is hereafter the "Custodian" and the entity serving as transfer agent for the respective Additional Funds is hereafter the "Transfer Agent."


B. THE NEW FUND

         The Applicants currently intend to name the New Fund the First Trust 2020 Target Term Corporate Bond Fund, although the Applicants may change the name in the future. It is currently anticipated that the primary investment objective of the New Fund will be to provide steady income from coupon payments and return of principal at its target term date, currently expected to be set at December 31,


_____________________
         in the Section 12(d)(1) Order extends to any other registered open-end investment company created in the future and comprising part of the same "group of investment companies" within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as such existing Trusts and their series. Accordingly, consistent with the Original Application, the Additional Funds will rely on the relief granted in the Section 12(d)(1) Order.


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2020, or such other date as may be set forth in the New Fund's Prospectus. It is currently anticipated that the New Fund's secondary investment objective will be to seek additional total return. The New Fund is expected to invest primarily in investment-grade corporate bonds traded in the U.S. markets. It is anticipated that the principal of bonds that mature within approximately one year prior to the target term date will be reinvested into high quality money market instruments.

         The New Fund may modify its investment objectives and the Advisor may modify its methodology for the New Fund as it determines appropriate or necessary in pursuing the New Fund's investment objectives. The New Fund, except as noted herein, will otherwise operate in a manner identical to that described in the Original Application with respect to Equity Funds.


C. CREATION AND REDEMPTION OF CREATION UNITS

         The procedures for the creation and redemption of Creation Units of the Additional Funds will operate in a manner identical to that described in the Original Application except as described herein. The creation and redemption procedures below apply predominately to Fixed Income Funds, and those set forth in the Original Application apply to Equity Funds. Balanced Funds will use the creation and redemption procedures for both Equity Funds and Fixed Income Funds, as applicable.

         1. Sales and Redemptions of Shares. As described in the Original Application with respect to Equity Funds, Additional Funds will sell Shares to investors through Authorized Participants only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. The NAV of each Additional Fund will normally be determined as of the close of the regular trading session on the New York Stock Exchange (ordinarily 4:00 p.m. Eastern Time) on each Business Day. However, the NAV of certain Additional Funds may be determined prior to 4:00 p.m. Eastern Time on each Business Day. Orders to purchase and redeem Creation Units of the Additional Funds can only be placed by or through an Authorized Participant that has executed a Participant Agreement with the Distributor and the applicable Trust's Transfer Agent. For Additional Funds that utilize an "in-kind" process(8), a Creation Unit will generally be purchased or redeemed from the Additional Funds for a basket of Deposit Securities or Fund Securities (as defined below) that corresponds pro rata, to the extent practicable, to the securities held by the Additional Funds plus a specified cash payment; however, in certain cases, there may be differences between a basket of Deposit Securities or Fund Securities (as defined below) and a true pro rata slice of an Additional Fund's portfolio.(9) Fund Securities (as defined below) received on redemption of a Creation Unit may not be identical to Deposit Securities deposited in connection with purchases of Creation Units for the same day.


_____________________
(8) The "in-kind" process is generally the purchase of Creation Units in exchange for the deposit, by the investor through an Authorized Participant, of a particular portfolio of securities (the "Deposit Securities" and each a "Deposit Security") designated by the Advisor, together with the deposit or refund, as the case may be, of a specified cash payment ("Cash Component" -- collectively with the Deposit Securities, a "Portfolio Deposit"). In addition, as in the case of Equity Funds, Creation Units of Additional Funds may be purchased and redeemed entirely on a cash basis and an Additional Fund may permit or require an investor to substitute cash or a different security in lieu of depositing some or all of the Deposit Securities.


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         In addition, Additional Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Fund Security (as defined below) of a Fund that is a "to-be-announced transaction" or "TBA Transaction." A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security (as defined below).(10)

         As described in the Original Application, in general, Shares in a Creation Unit will be delivered to the purchaser upon the deposit of a Portfolio Deposit in payment for a Creation Unit. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant's delivery and maintenance of sufficient collateral, as described in the applicable Participant Agreement. The Participant Agreement will permit the Additional Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the applicable Trust of acquiring such Deposit Securities and the value of the collateral. The SAI of the relevant Additional Fund may contain further details relating to such collateral procedures.

         Generally, standard purchase orders for Creation Units must be received by the Additional Fund's Transfer Agent or Distributor, as applicable, no later than the Order Cut-Off Time on the date the order is placed, in order for the purchase of Creation Units to be effected based on the NAV of the Shares as next determined on such date. In the case of custom orders,(11) the purchase order for Creation Units must be received by the Additional Fund's Transfer Agent or


_____________________
(9) For example, in certain instances, a security may not be readily available. In addition, it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, which may account for certain differences between a basket of Deposit Securities or Fund Securities and a true pro rata slice of an Additional Fund's portfolio.
(10) Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Fund Security (as defined below) of any Additional Fund.
(11) A custom order may be placed by an Authorized Participant in the event that the applicable Trust permits the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting. An Additional Fund may require custom orders for the purchase of Creation Units to be placed earlier in the day (for example, on days when the generally accepted close of the Stock Exchange or the bond market occurs earlier than normal (such as the day before a holiday)). In addition, it is possible that orders to purchase Creation Units of an Additional Fund might not be accepted on a day when the bond markets are closed.


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Distributor, as applicable, no later than one hour prior to the Order Cut-off
Time (or such other time as specified in the Additional Fund's Prospectus).

         As described in the Original Application, Beneficial Owners of Shares must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Trust. An order to redeem Creation Units of an Additional Fund may only be effected by or through an Authorized Participant. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by a Trust. If the "in-kind" process is being utilized, Shares generally will be redeemed in Creation Units in exchange for a particular portfolio of securities ("Fund Securities" and individually a "Fund Security").(12) The Trust will redeem Shares of each Fixed Income Fund on any Business Day. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the 1940 Act and as provided by the relief for International Additional Funds requested herein. Redemption requests must be received by the Order Cut-Off Time (ordinarily, 4:00 p.m. Eastern Time) to be redeemed that day. In the case of custom redemptions(13) the order must be received by the Transfer Agent or Distributor, as applicable, no later than 3:00 p.m. Eastern Time (or such other time as specified in the Additional Fund's Prospectus). The applicable Trust's Custodian, through the NSCC, will make available immediately prior to the opening of business on the Stock Exchange (currently 9:30 a.m., Eastern Time) on each Business Day, the list of Deposit Securities (the "Creation List") which will be applicable to a purchase and the list of Fund Securities (the "Redemption List") that will be applicable (each subject to possible amendment or correction) to redemption requests received in proper form on that day. In some instances, the Creation List may differ from the Redemption List.

         2. Settlement and Clearing. As with the settlement of certain Equity Fund transactions (such as Equity Funds investing in foreign equity securities), Additional Funds will generally settle outside of the NSCC Continuous Net Settlement System (the "CNS System"). In particular, (i) U.S. government securities and any cash will clear and settle through the Federal Reserve System, (ii) Shares of the Additional Funds, U.S. Equity Securities, and U.S. corporate and non-corporate (other than U.S. government) Fixed Income Securities will generally clear and settle through DTC,(14) and (iii) non-U.S. Fixed Income


_____________________
(12) An Additional Fund will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Fund Securities. The Prospectus for an Additional Fund will also state that an Authorized Participant that is not a Qualified Institutional Buyer ("QIB") as defined in Rule 144A under the Securities Act of 1933 will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.
(13) Custom redemption orders may be placed by an Authorized Participant in the event that the applicable Trust permits the substitution of an amount of cash to replace any Fund Securities which may not be eligible for trading by such Authorized Participant or the investor for which it is effecting the transaction or otherwise at the discretion of the applicable Trust.


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Securities, non-U.S. Equity Securities and non-U.S. money market securities will clear and settle through the appropriate sub-custodian and Euroclear or another standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction. The Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the Shares only upon validation that the Deposit Securities have settled correctly or that required collateral is in place. More specifically, creation transactions of Additional Funds will settle as follows: on the settlement date, an Authorized Participant will transfer Deposit Securities that are U.S. corporate and non-corporate Fixed Income Securities (other than U.S. government securities) or U.S. Equity Securities through DTC to a DTC account maintained by the Additional Funds' Custodian or sub-custodian, Deposit Securities that are U.S. government securities, together with any Cash Component, to the Custodian through the Federal Reserve System, and Deposit Securities that are non-U.S. Fixed Income Securities, non-U.S.
Equity Securities and non-U.S. money market securities through the appropriate sub-custodian and Euroclear or another standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction. Once the Custodian has verified the receipt of all the Deposit Securities (or in the case of failed delivery of one or more of the Fixed Income Securities, required collateral), and the receipt of any Cash Component, the Custodian will notify the Distributor and the Advisor. The Trust will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participant through DTC. DTC will then credit the Authorized Participant's DTC account. The clearance and settlement of a redemption transaction essentially reverses the process described above. After an Additional Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Additional Fund will cause the Custodian to initiate procedures to transfer the requisite Fund Securities and any Cash Redemption Amount. On the settlement date, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Fund Securities through the appropriate channels.

         DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants. Shares will be registered in book-entry form only, which records will be kept by DTC.

         Shares of each Additional Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. With respect to Equity Funds using the CNS System, Creation Units may be deposited or charged to the Authorized Participants' DTC accounts through the CNS System. Since creation/redemption transactions for Shares of the Additional Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Securities (on a creation) or one or more Fund Securities (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Securities in connection with an "in-kind" creation of Shares. In case of a failed delivery of one or more Deposit Securities, the Additional Funds will hold the collateral until the delivery of such Deposit Securities. The Additional Funds will be protected from failure to receive the Deposit


_____________________
(14) To the extent creation and redemption transactions for Shares of the Additional Funds can clear and settle through the CNS System, Creation Units may be deposited or charged to the Authorized Participants' DTC accounts through the CNS System.


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Securities because the Custodian will not effect the Fund's side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant's incoming Deposit Securities (or collateral for failed Deposit Securities) and Cash Component. In the case of redemption transactions, the Additional Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Additional Fund's side of the transaction (the delivery of Fund Securities and the Cash Redemption Amount) until the Additional Fund's Transfer Agent has received confirmation of receipt of the Authorized Participant's incoming Creation Units. In order to simplify the transfer agency process and align the settlement of Shares with the settlement of the Deposit Securities and Fund Securities, the Additional Funds plan to settle transactions in U.S. Equity Securities, U.S. government securities, corporate Fixed Income Securities and non-corporate Fixed Income Securities (other than U.S. government securities) and Shares on the same T+3 (as described below) settlement cycle.

         Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Additional Funds.(15)


D. AVAILABILITY OF INFORMATION

         Except as described in this Section II.D, procedures regarding the availability of information set forth in the Original Application will also apply to the Additional Funds.(16)

         The NSCC's system for the receipt from and dissemination to its participants of a portfolio composition file ("PCF") (which includes information pertaining to, among other things, Deposit Securities and Fund Securities) was generally designed for portfolios consisting entirely of Equity Securities or Fixed Income Securities, and cash and money market instruments. As a result, it is not currently capable of processing information with respect to certain of the Other Investments (described in Section I.A of this Application) that an Additional Fund may hold, although Applicants expect that it may become so in the future. Therefore, the Advisor expects to develop what it calls an "IIV


_____________________
(15) The Applicants note that Shares of the Additional Funds typically will trade and settle on a trade date plus three business days ("T+3") basis. Where this occurs, the Applicants believe that Shares of each Additional Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares' T+3 settlement date. As with other investment companies, the 1940 Act requires the Additional Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Additional Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Additional Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, the Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. The Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Additional Funds. The Market Makers (as defined in the Original Application) and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of Fixed Income Securities.
(16) The Applicants note, however, that information pertaining to closing price and trading volume will be published daily and available for publication by various media of general circulation, such as newspapers.


                                    11 of 27

File,"(17) which it expects to use to disclose Additional Funds' holdings of such Other Investments until such time (or perhaps longer, if the applicable Trust deems it advisable) as the NSCC's PCF system can process such information regarding such Other Investments. The applicable Trust, the Advisor or the Fund Subadvisor will post the IIV File to a password-protected website before the opening of business on each Business Day, and all Authorized Participants will have access to the password and the website containing the IIV File.(18) The IIV File will contain, as relevant, information sufficient by itself or in connection with the PCF for market participants to calculate the Additional Fund's IIV and effectively arbitrage the Fund. For example, if the Additional Fund holds swaps, futures contracts and Fixed Income Securities, it is expected that information including the following would be provided in the IIV File: (A) the total value of the Fixed Income Securities held by the Fund, (B) the notional value of the swaps held by the Fund (together with certain additional related information), (C) the most recent valuation of the swaps held by the Fund, (D) the notional value of any futures contracts (together with certain additional related information), (E) the number of futures contracts held by the Fund (together with certain additional related information), (F) the most recent valuation of the futures contracts held by the Fund, (G) the Fund's total assets and the total shares outstanding, and (H) a "net other assets" figure reflecting expenses and income of the Fund to be accrued during and through the following Business Day and accumulated gains or losses on the Fund's financial instruments through the end of the Business Day immediately preceding the publication of the IIV File. To the extent that any Fund holds cash or money market instruments about which information is not available in a PCF, information regarding such cash and money market instrument positions will be disclosed in the IIV File for such Fund.

         The information in the IIV File, together with the information on Equity Securities, Fixed Income Securities (and any other securities) contained in the PCF, which will be prepared at the end of each Business Day, will be sufficient for participants in the NSCC system to calculate the IIV for the Fund on the next Business Day. The IIV File will also be the basis for the next Business Day's NAV calculation.

         The Stock Exchange or a major market data vendor will calculate the IIV throughout the trading day for each applicable Additional Fund by (i) calculating the current value of all Equity Securities and/or Fixed Income Securities held by the Fund, (ii) calculating the estimated cash and cash equivalents held by the Fund, (iii) calculating the marked-to-market gains or losses relating to the applicable Other Investments held by the Fund, if any,
(iv) adding the current value of (i) through (iii) to arrive at a value and (v) dividing that value by the total Shares outstanding to obtain the current IIV for the Fund. The Stock Exchange will not guarantee the accuracy or completeness of the IIV. Neither the applicable Trusts, nor the Additional Funds, the Advisor


_____________________
(17) The term "IIV" refers to a Fund's "Indicative Intra-Day Value." The IIV is generally designed to provide investors with an intra-day reference value which can be used in connection with other related market information.
(18) Authorized Participants that are not also NSCC members may have to either join NSCC or pay a third-party data vendor to obtain PCF information made available through the facilities of NSCC. Applicants understand that certain Stock Exchanges receive PCF files from the NSCC.


                                    12 of 27
or any Fund Subadvisor is responsible for the calculation or dissemination of the IIV; therefore, they make no warranty as to its accuracy or its usefulness.


                       III. IN SUPPORT OF THE APPLICATION

         As noted above, the Applicants intend to operate the Additional Funds in a manner substantially similar to the operation of the Equity Funds for which the Commission has issued the Prior Active ETF Order, with the exception of procedures described in this Application that would be required or appropriate in order for the Additional Funds to hold (i) Fixed Income Securities, (ii) a combination of Equity Securities and Fixed Income Securities or (iii) the investments described in (i) or (ii) and/or Other Investments. The Prior Active ETF Order provided a basis for exemptions under Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, in accordance with Section 6(c) of the 1940 Act, and for exemptions from Section 17(a) of the 1940 Act in accordance with Sections 6(c) and 17(b) of the 1940 Act, in each case with respect to an Equity Fund covered by the Prior Active ETF Order. The Applicants believe that the basis for granting the aforementioned exemptions is equally applicable here. In that regard, and more specifically with respect to International Additional Funds, because the settlement of redemptions of Creation Units or for transferring Portfolio Securities held by International Additional Funds is contingent not only on the settlement cycle of the U.S. securities markets, but also on the delivery cycles present in markets where those International Additional Funds invest (as in the case of International Funds, as defined in the Original Application, investing in foreign equity securities, as defined in the Original Application), the Applicants request relief from Section 22(e) of the 1940 Act for the same reasons, and to the same extent, as described in the Original Application.


                                  IV. PRECEDENT

         The Applicants' requested relief is substantially similar to the relief granted by the Commission in the Prior Active ETF Order(19) and to that granted to other open-end management investment companies.(20)


_____________________
(19)     See supra note 1.
(20) See, e.g., In the Matter of PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28140 (February 1, 2008) (notice) and 28171 (February 27, 2008) (order), amended by In the Matter of Invesco PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28411 (September 29, 2008) (notice) and 28467 (October 27, 2008) (order); In the Matter of WisdomTree Asset Management, Inc. and WisdomTree Trust, Investment Company Act Release Nos. 28419 (September 29, 2008) (notice) and 28471 (October 27, 2008) (order); and In the Matter of Grail Advisors, LLC, et al., Investment Company Act Release Nos. 28571 (December 23, 2008) (notice) and 28604 (January 16,
         2009) (order).


                                    13 of 27

                          V. REQUEST FOR AMENDED ORDER

         As described above, the requested relief is (1) substantially similar to the relief previously granted by the Commission to other open-end management investment companies that offer Active ETFs that invest in (i) Fixed Income Securities, (ii) combinations of Equity Securities and Fixed Income Securities or (iii) the investments described in (i) or (ii) together with Other Investments, and (2) substantially similar to the relief granted by the Commission with respect to the Equity Funds in the Prior Active ETF Order. Accordingly, the Applicants respectfully request that the Commission grant relief to the extent described herein. Specifically, the Applicants hereby request that the Commission grant the Amended Order for exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the 1940 Act pursuant to Section 6(c) of the 1940 Act, as well as an exemption from Section 17(a) of the 1940 Act pursuant to Section 17(b) and Section 6(c) of the 1940 Act.


                     VI. CHANGES TO DISCLOSURE REQUIREMENTS

         Applicants seek to amend the terms and conditions of the Original Application to provide that all representations and conditions contained in the Original Application and the current Application that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall remain effective with respect to the Fund until the time the Fund complies with the disclosure requirements adopted by the Commission in the Summary Prospectus Rule. Applicants believe that the proposal to supersede the representations and conditions requiring certain disclosures contained in the Original Application is warranted because the Commission's amendments to Form N-1A with regard to ETFs as part of the Summary Prospectus Rule reflect the Commission's view with respect to the appropriate types of prospectus and annual report disclosures for an ETF.


                       VII. CONDITIONS TO THE APPLICATION

         The Applicants agree that the Prior Active ETF Order, as amended, would be subject to the same conditions as the Prior Active ETF Order.(21)


                                    14 of 27


_____________________
(21) All representations and conditions contained in this Application and the Original Application that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall remain effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

                            VIII. NAMES AND ADDRESSES

         Pursuant to Rule 0-2(f), the following are the names and addresses of
Applicants:

                           First Trust Advisors L.P.
                           First Trust Portfolios L.P.
                           First Trust Exchange-Traded Fund
                           First Trust Exchange-Traded Fund II
                           First Trust Exchange-Traded Fund III
                           First Trust Exchange-Traded AlphaDEX(R) Fund
                           120 East Liberty Drive
                           Suite 400
                           Wheaton, Illinois  60187


                                   15 of 27

         All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

                                        FIRST TRUST EXCHANGE-TRADED FUND

                                        By: /s/ James A. Bowen
                                           ----------------------------------
                                        Name:  James A. Bowen
                                        Title: President


                                        FIRST TRUST EXCHANGE-TRADED FUND II

                                        By: /s/ James A. Bowen
                                           ----------------------------------
                                        Name:  James A. Bowen
                                        Title: President


                                        FIRST TRUST EXCHANGE-TRADED FUND III

                                        By: /s/ James A.  Bowen
                                           ----------------------------------
                                        Name:  James A. Bowen
                                        Title: Initial Trustee


                                        FIRST TRUST EXCHANGE-TRADED
                                                ALPHADEX(R) FUND

                                        By: /s/ James A. Bowen
                                           ----------------------------------
                                        Name:  James A. Bowen
                                        Title: President


                                        FIRST TRUST ADVISORS L.P.

                                        By: /s/ James A. Bowen
                                           ----------------------------------
                                        Name:  James A. Bowen
                                        Title: President


                                        FIRST TRUST PORTFOLIOS L.P.

                                        By: /s/ James A. Bowen
                                           ----------------------------------
                                        Name:  James A. Bowen
                                        Title: President


Dated:  March 5, 2010


                                   16 of 27

                        IX. AUTHORIZATION AND SIGNATURES

         In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Advisors L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Advisors L.P., pursuant to the general authority vested in him as President.

                                        FIRST TRUST ADVISORS L.P.

                                        By: /s/ James A. Bowen
                                            ----------------------------------
                                        Name:  James A. Bowen
                                        Title: President


Dated:  March 5, 2010


                                    17 of 27

                         X. AUTHORIZATION AND SIGNATURES

         In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Exchange-Traded Fund, First Trust Exchange-Traded Fund II, and First Trust Exchange-Traded AlphaDEX(R) Fund (the "Trusts"). James A. Bowen is authorized to sign and file this document on behalf of the Trusts, pursuant to the general authority vested in him as President and pursuant to resolutions adopted by the respective Boards of Trustees which are attached as Appendix A-1. Such resolutions continue to be in force and have not been revoked through the date hereof.

                                        FIRST TRUST EXCHANGE-TRADED FUND
                                        FIRST TRUST EXCHANGE-TRADED FUND II
                                        FIRST TRUST EXCHANGE-TRADED
                                                ALPHADEX(R) FUND

                                        By: /s/ James A. Bowen
                                           ----------------------------------
                                        Name:  James A. Bowen
                                        Title: President


Dated:  March 5, 2010


                                   18 of 27

                        XI. AUTHORIZATION AND SIGNATURES

         In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Exchange-Traded Fund III (the "Trust"). James A. Bowen is authorized to sign and file this document on behalf of the Trust, pursuant to the resolutions adopted by the written consent of the sole initial trustee which are attached as Appendix A-2. Such resolutions continue to be in force and have not been revoked through the date hereof.

                                        FIRST TRUST EXCHANGE-TRADED FUND III


                                        By: /s/ James A. Bowen
                                           ----------------------------------
                                        Name:  James A. Bowen
                                        Title: Initial Trustee
Dated:  March 5, 2010


                                   19 of 27

                        XII. AUTHORIZATION AND SIGNATURES

         In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of First Trust Portfolios L.P. James A. Bowen is authorized to sign and file this document on behalf of First Trust Portfolios L.P., pursuant to the general authority vested in him as President.

                                        FIRST TRUST PORTFOLIOS L.P.


                                        By: /s/ James A. Bowen
                                            ----------------------------------
                                        Name:  James A. Bowen
                                        Title: President


Dated:  March 5, 2010


                                   20 of 27

                VERIFICATION OF APPLICATION AND STATEMENT OF FACT

         In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST ADVISORS L.P.; that he is President of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                        By: /s/ James A.  Bowen
                                           ----------------------------------
                                        Name:  James A. Bowen


                                   21 of 27

                VERIFICATION OF APPLICATION AND STATEMENT OF FACT

         In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST EXCHANGE-TRADED FUND, FIRST TRUST EXCHANGE-TRADED FUND II, FIRST TRUST EXCHANGE-TRADED FUND III and FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND; that he is President, or sole initial trustee, as applicable, of such companies; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                        By: /s/ James A.  Bowen
                                            ----------------------------------
                                        Name:  James A. Bowen


                                   22 of 27

                VERIFICATION OF APPLICATION AND STATEMENT OF FACT

         In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of FIRST TRUST PORTFOLIOS L.P.; that he is President of such company; and that all actions taken by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                        By: /s/ James A.  Bowen
                                           ----------------------------------
                                        Name:  James A. Bowen


                                   23 of 27

                                  APPENDIX A-1

THE BOARDS OF TRUSTEES OF THE FIRST TRUST EXCHANGE-TRADED FUND, THE FIRST TRUST
 EXCHANGE-TRADED FUND II, AND THE FIRST TRUST EXCHANGE-TRADED ALPHADEX(R) FUND
                     EACH ADOPTED THE FOLLOWING RESOLUTIONS

                           WHEREAS, the First Trust Exchange-Traded Fund III
                  (the "Initial Trust") previously received an order (the "Prior Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies (each, a "Fund") to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; and (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and

                           WHEREAS, the Prior Order granted relief not only to
                  the Initial Trust and series thereof, but also to any other open-end management company existing or created in the future and existing or future series thereof that may use active management investment strategies; and

                           WHEREAS, the Prior Order requires that the Funds
                  relying on it invest primarily in equity securities traded in the United States markets and/or foreign equity securities (collectively, "Equity Securities"); and

                           WHEREAS, the Initial Trust, the First Trust
                  Exchange-Traded Fund, the First Trust Exchange-Traded Fund II, and the First Trust Exchange-Traded AlphaDEX(R) Fund (collectively, the "Trusts") seeK additional exemptive relief to establish Funds that may also invest primarily in securities other than Equity Securities, including, without limitation, fixed-income securities and investment company securities (collectively, "Other Securities"), or in a combination of Equity Securities and Other Securities;

                           NOW THEREFORE BE IT

                           RESOLVED, that James A. Bowen and any other
                  appropriate officer of each Trust be, and each hereby is, authorized to prepare, execute and submit to the Securities


                                   24 of 27
                  and Exchange Commission, on behalf of the respective Trust and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or appropriate seeking exemptions from certain provisions of the 1940 Act to the extent necessary to, among other things, permit Funds to invest primarily in Other Securities or in a combination of Equity Securities and Other Securities (as described in such Application or Applications); and it is further

                           RESOLVED, that James A. Bowen and any other
                  appropriate officer of the respective Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Trust such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is further

                           RESOLVED, that upon issuance of an Order of Exemption
                  by the Commission in accordance with the terms and conditions of any Application described above, the respective Trust is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.


                                   25 of 27

                                  APPENDIX A-2

  THE SOLE INITIAL TRUSTEE OF FIRST TRUST EXCHANGE-TRADED FUND III ADOPTED THE
                    FOLLOWING RESOLUTIONS BY WRITTEN CONSENT

                           WHEREAS, the First Trust Exchange-Traded Fund III
                  ("ETF III") previously received an order (the "Prior Order") from the Securities and Exchange Commission (the "Commission") granting an exemption from various provisions of the Investment Company Act of 1940 (the "1940 Act") to permit, among other things (a) series of certain open-end management investment companies (each, a "Fund") to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; and (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and

                           WHEREAS, the Prior Order granted relief not only to
                  ETF III and series thereof, but also to any other open-end management company existing or created in the future and existing or future series thereof that may use active management investment strategies; and

                           WHEREAS, the Prior Order requires that the Funds
                  relying on it invest primarily in equity securities traded in the United States markets and/or foreign equity securities (collectively, "Equity Securities"); and

                           WHEREAS, ETF III, the First Trust Exchange-Traded
                  Fund, the First Trust Exchange-Traded Fund II, and the First Trust Exchange-Traded AlphaDEX(R) Fund seek additional exemptive relief tO establish Funds that may also invest primarily in securities other than Equity Securities, including, without limitation, fixed-income securities and investment company securities (collectively, "Other Securities"), or in a combination of Equity Securities and Other Securities;

                           NOW THEREFORE BE IT RESOLVED, that James A. Bowen and
                  any other appropriate officer of ETF III be, and each hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of ETF III and in its name, an Application or Applications in such form as such officers, or any one of them, deems necessary or


                                   26 of 27
                  appropriate seeking exemptions from certain provisions of the 1940 Act to the extent necessary to, among other things, permit Funds to invest primarily in Other Securities or in a combination of Equity Securities and Other Securities (as described in such Application or Applications); and

                           FURTHER RESOLVED, that James A. Bowen and any other
                  appropriate officer of ETF III be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of ETF III such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Application or Applications, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and

                           FURTHER RESOLVED, that upon issuance of an Order of
                  Exemption by the Commission in accordance with the terms and conditions of any Application described above, ETF III is authorized to act in accordance with the provisions of such Application and the related Order of Exemption.


                                   27 of 27